KANGE CORP.

  848 N. RAINBOW BLVD #3435

   LAS VEGAS, NV  89107

                                                                                                                                                                                      July 30, 2014

BY EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re: Kange Corp.

File Number 333- 194055

Gentlemen:

In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended (the "Act"), Kange Corp. (the “Company”) hereby requests that the Registration Statement described above (the “Registration Statement”) be accelerated so that it will become effective at 3:00 pm on Friday, August 1, 2014, or as soon as practicable thereafter.  In connection with such request, the undersigned, being all of the officers and directors of the Company, hereby acknowledge the following:

1.

Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

2.

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in their filing.

3.

The Company may not assert the declaration of effectiveness or the staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding this matter, please do not hesitate to call

David Lubin, Esq., counsel for the Company, (516) 887-8200, facsimile (516) 887-8250, email address: david@dlubinassociates.com.

Thank you for your attention to this matter.

Very truly yours,

KANGE CORP.

By:	/s/	Dmitri Brakin
	Name:	Dmitri brakin
	Title:	President
(Principal Executive, Financial and Accounting Officer)